DAWSON JAMES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

DAWSON JAMES SECURITIES, INC.

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dawson James Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 North Federal Highway, Suite 600
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin S. Kurtz — (561) 208-2907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jefferies LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin S. Kurtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dawson James Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
EVELYN S. HONG
Commission # GG 351392
Expires August 9, 2023
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Notary Public

Kevin S. Kurtz
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Dawson James Securities, Inc.'s auditor since 2004.

Denver, Colorado
February 25, 2021

DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents (Note 1)	$	86,990
Due from clearing brokers		4,801,951
Securities owned, at fair value (Note 6)		181,964
Due from affiliates (Note 3)		1,482,605
Other receivables, net of allowance for doubtful accounts of $200,051		140,695
Prepaid expenses		54,942
Furniture and equipment at cost, net of accumulated depreciation of $219,269		111,420
Right to use Assets (Note 3)		1,226,623
Other assets		52,927
	$	**8,140,117**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	447,043
Lease Liabilities		1,239,135
Commissions and salaries payable		1,844,824
Temporary subordinated debt		1,195,000
Payroll Protection Program - Loan		814,752
Securities sold, not yet purchased, at fair value (Note 1)		59,200
Deferred income		40,000
Total liabilities		5,639,954
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding		1
12.5% Series C Cumulative Preferred Stock; $.001 par value; 19.78 shares issued and outstanding. Stated value $50,000 per share (Note 7)		989,000
Additional paid-in capital		3,321,028
Retained earnings (deficit)		(1,809,866)
Total shareholder's equity		2,500,163
	$	**8,140,117**

The accompanying notes are an intergral part of this statement

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 30, 2002 as a Florida Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals mainly in equity securities. The Company is owned 100% by its parent, Ark Financial Services, Inc. (the "Parent").

The Company, under Rule 15c3-3 (k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially all common stock) and securities sold, not yet purchased ("short securities"), are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis. Other income is recognized when earned.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Securities Inventory

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory *(continued)*

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory *(concluded)*

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restriction and securities with a limited market which have a measurable fair value using both observable and unobservable inputs. These securities are classified in Note 6 within Level 3 category and may include changes in fair value that were attributable to both observable and unobservable inputs. At December 31, 2020 the Company had a total of $14,423 of securities included with securities not readily marketable.

Income Taxes

The Company files a consolidated federal tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist exclusively of money market instruments at the clearing brokers.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $2,624,822 and $219,458, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under operating leases. The lease term for office space is five years with monthly payments of approximately $20,000. Monthly lease payments for equipment are less than $1,500 per month. Lease expense for office space and equipment was approximately $798,000 for the year ended December 31, 2020.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

The components of lease expense for the year ended December 31, 2020 were as follows:

Operating lease costs:

Amortization of right-of-use assets	$ 405,416
Rent expense for lease term less than 1 year	$ 190,107
Interest on operating lease liabilities	$ 8,811
Total operating lease costs	$ 604,334
Short-term lease costs	$ 16,630

Supplemental statement of financial condition at December 31, 2020, relating to leases:

Operating Leases:	
Right-of-use assets	$ 1,626,664
Accumulated amortization	$ 400,041
Right-of-use assets	$ 1,226,623

A discount rate of .40%, based on the 5 year treasury bond rate, was used to calculate the lease liability amount.

Year	Operating Lease
2021	236,046
2022	243,127
2023	250,421
2024	257,934
2025	265,672
less interest	(14,065)
	$ 1,239,135

In July 2013 the Company entered into an agreement with the Parent to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2020, The Parent has an outstanding balance against this line of credit of $485,000 plus interest.

The Company has made advances to affiliates in the amount of $997,605 as of December 31, 2020. The Company has no amounts due to any other affiliates as of December 31, 2020. These advances are non-interest bearing and are due on demand.

NOTE 4 - INCOME TAXES

The Company has approximately $533,000 of net operating losses as of December 31, 2020 expiring in 2039, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $200,000 in deferred tax benefit relating to the net operating loss carryforward, and other temporary differences, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

The Company has no current federal or state tax payable as of December 31, 2020.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of the securities changes subsequent to December 31, 2020.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company had deposits in banks in excess of the FDIC insured amount of $250,000 which would be subject to loss should the bank cease operations. As of December 31, 2020 the Company held zero in excess of the FDIC insured amount.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from affiliates, other receivables, prepaid expenses, accounts payable and accrued expenses, commissions and salaries payable, and deferred income, are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold, not yet purchased by the Company are valued as described in Note 1.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31,2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Securities owned, at fair value	$ 167,541	$ -	$ 14,423	$ 181,964
Securities sold, not yet purchased	$ (59,200)	$ -	$ -	$ (59,200)

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31,2020.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within Level 3 category. As a result, the unrealized gains, and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2019	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2020	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2020
Assets:							
Securities	$ 27,215	$ -	$ -	$ -	$ (12,792)	$ 14,423	$ 13,526

Valuation technique and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2020 are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2020	Valuation Technique	Unobservable Inputs
		Third party pricing service	n/a
Assets:			
Securities	$ 14,423		

NOTE 7 – Series C Cumulative Preferred Stock

The Company was authorized to issue up to 60 shares, each with a stated value of $50,000 per share, with a par value of $.001 per share. Each shareholders of Preferred Stock B shall be entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to ten percent (12.5%) of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. Dividends were declared and paid in June 2020 and July 2020 to all shareholders, calculated on a 365/366 day year. Total amount of dividends paid in 2020 was $147,635. Dividends were declared for January 2021 and all dividends in arrears have been paid thru the date of this report.

Each Certificate of Designation includes both a Call Option and Put Option. At anytime after the first fifteen (15) months following the Issuance Date of each share of Preferred Stock C, The Company shall be permitted to redeem such shares or the Shareholder shall be permitted to put back to the Company any shares. Extension have been approved by the Board of Directors and Shareholders extending the put option to no earlier than May 2021.

NOTE 8 - GLOBAL PANDEMIC AND PAYROLL PROTECTION LOAN

On May 1, 2020 the Company received loan in the amount of $814,572, to fund payroll and rent, under the Paycheck Protection Program ("the PPP Loan"). The PPP Loan bears interest at a fixed 1.0% per annum, with the first six of interest deferred, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration. Payment of principal and interest is deferred until the date on which the amount of forgiveness is remitted to the lender or, if the Company fails to apply for forgiveness within 10 months after the covered period, then payment of principal and interest shall begin on that date. The Company has used the PPP Loan exclusively for allowable costs and expects to receive forgiveness for the entire loan amount.

NOTE 9 - SUBORDINATED DEBT

On December 18, 2020, the Company entered into several temporary subordinated loan agreements with investors to increase its regulatory capital for investment banking uses. The Loan agreements totaled $1,195,000 and paid a fixed loan fee of 6.75%. These were FINRA approved loans and were due for repayment with interest no later than February 1, 2021. Early repayment was approved by FINRA and all amounts, including interest, were repaid to investors on January 12, 2021.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.